STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA	Telephone: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

August 24, 2005

Via U.S. Mail and Edgar Correspondence

H. Christopher Owings

Assistant Director

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Internet Acquisition Group, Inc.
Your Letter of March 2, 2005

Form SB-2

File No. 333-122563
First Comment Response

Dear Mr. Reynolds:

This correspondence is in response to your letter dated March 2, 2005 in reference to our filing of the Form SB-2 filed on February 4, 2005 on behalf of Internet Acquisition Group, your File No. 333-122563. Please note that in addition to responding to your comments as set forth in your correspondence, we have included the unaudited financial statements for period ending June 30, 2005.

General.

1.

Your disclosure indicates that you are a development stage company established two months ago with no revenues and limited operations. As you do not appear to have an established plan of operation your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide an explanation why Rule 419 does not apply.

In response to your comment relative to whether or not IAG is a “blank check company,” we have a specific business plan and have no intention of engaging in a

IAG Comment Letter

Amendment 1

Dated: August 24, 2005

merger or acquisition with an unidentified company. Further, please refer to our revised plan of operations.

Registration Statement Facing Page

2. Below the delaying amendment, we note the paragraph beginning with "The information in the prospectus is not complete..." and "Subject to Completion      " This disclosure should appear on the prospectus cover page, rather than on the registration statement facing page. Please revise accordingly.

We have moved the referenced paragraph to the front cover of the prospectus per your request.

Prospectus Cover Page

3.	Your prospectus cover page must disclose an offering price per share. See Item 501 of Regulation S-B. Please consider the following language:

"The selling security holders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices."

We have added the third paragraph on the front cover of the prospectus.

4.

In addition, please include in your document a section captioned "Determination of Offering Price" where you discuss the factors considered in determining the offering price. See Item 505 of Regulation S-B.

We have added a section entitled “Determination of Offering Price,” which is set forth in the index and on page 15.

5.

We note in the fourth paragraph that you intend to file for inclusion of your common stock on the OTC Bulletin Board. Please clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Also revise throughout the remainder of the prospectus accordingly.

We have revised the paragraph referenced by changing the paragraph to read as follows:

“There is no public market for our securities. We plan to contact an authorized OTC Bulletin Board market maker for sponsorship of our securities on the OTC Bulletin Board; however, there can be no assurance that NASD will approve the inclusion of our common stock.”

IAG Comment Letter

Amendment 1

Dated: August 24, 2005

6.	Briefly explain "intuitive shopping interface." Also, please explain what kind of "strategic relationships" you intend to establish with partners.

We have modified the sentences referenced under “Prospectus Summary” as follows:

Through our websites, we offer a convenient method for shopping the Internet that features product information. Our e-commerce websites link all of our Internet specialty stores and are designed to enhance the customer's online shopping experience 24 hours a day, seven days a week.

We intend to expand our product offerings by establishing relationships with vendors that will provide us with specific types of products, such as sporting goods, electronic goods, etc.

7.	Please include in your summary that you have only one employee, Matt Lettau, who is your sole officer, director and controlling shareholder.

We have included the following paragraph in the summary:

“As a result of our recent formation we currently have only one employee, Matt Lattau, who is our sole officer, director, and controlling shareholder.”

Risk Factors, page 3

8.	Refer to risk factor 1, "We are a developmental stage company..," second paragraph. Please explain "the uncertain nature of the markets addressed by us."

We have revised the referenced paragraph as follows:

Our prospects are subject to the risks and expenses encountered by start up companies establishing a business as an online retailer selling products over the Internet. Our limited operating history makes it difficult or impossible to predict future results of our operations. We may not establish a clientele that will make us profitable, which might result in the loss of some or all of your investment in our common stock.

9.

Several of your risk factor captions do not describe the risk in a concrete manner, but merely state facts that give rise to the risks. For example, the caption to risk factor 4 states that you are substantially dependent on the Internet and continued growth of the online commerce market, but does not concisely state the risk to your business if the use of the Internet does not continue to grow or grows more slowly than expected. Stating that the risk may "adversely affect" or "seriously harm" your business does not adequately address the potential consequences should the risk factor occur. Please generally review your risk factor captions to ensure they express your risks in more concrete terms with adequate, but not excessive, non-generic detail so that readers are

IAG Comment Letter

Amendment 1

Dated: August 24, 2005

able to clearly identify and assess the magnitude of the risk. Do not assume that investors will be able to decipher the risk.

The heading for Risk Factor 4 was revised as follows:

We are substantially dependent on the Internet and continued growth of the online commerce market. If the online commerce market does not grow, or we are unable to develop a market based upon the online commerce market, your investment in us is at risk of being lost.

The heading for Risk Factor 5 was revised as follows:

Because we face intense competition, an investment in our company is highly speculative, which may result in a loss in your investment in us.

The heading for Risk Factor 6 was revised as follows:

We are significantly dependent on Matt Lettau, our sole officer and director, who has limited experience in running a business such as ours. The loss or unavailability to IAG of Mr. Lettau’s services would have an adverse effect on our business, operations and prospects which could result in a loss of your investment in us.

We have revised the following Risk Factor heading:

We have incurred substantial losses and expect to continue to incur losses for the foreseeable future. Continued losses could result in the loss of your investment.

We have revised the following Risk Factor heading:

Because our common stock is deemed a low-priced “Penny” stock, an investment in our common stock should be considered high risk and subject to marketability restrictions. These marketability restrictions may prevent you from liquidating your stock, thus causing a loss of your investment.

10. Please eliminate language from your risk factors that mitigates the risk. For example, in risk factor 6, "We are significantly dependent on Matt Lettau," revise "Although Mr. Lettau is not irreplaceable." In risk factor 7, "Mr. Lettau has no experience in running...," revise "Although Mr. Lettau intends to hire personnel in the future, when sufficiently capitalized, who may have the experience required to manage our company.

We have revised Risk Factors 6 and 7 as follows:

IAG Comment Letter

Amendment 1

Dated: August 24, 2005

We are significantly dependent on Matt Lettau, our sole officer and director, who has limited experience in running a business such as ours. The loss or unavailability to IAG of Mr. Lettau’s services would have an adverse effect on our business, operations and prospects which could result in a loss of your investment in us.

Our business plan is significantly dependent upon the abilities and continued participation of Matt Lettau, our sole officer and director. Mr. Lettau is not irreplaceable; however it would be difficult to replace Mr. Lettau at such an early stage of development of IAG. The loss by or unavailability to IAG of Mr. Lettau’s services would have an adverse effect on our business, operations and prospects. There can be no assurance that we would be able to locate or employ personnel to replace Mr. Lettau, should his services be discontinued. In the event that we are unable to locate or employ personnel to replace Mr. Lettau, then, in that event we would be required to cease pursuing our business opportunity, which could result in a loss of your investment.

Mr. Lettau has no experience in running either a public or private company. The lack of experience in operating either a public or private company could impact our return on investment, if any.

As a result of our reliance on Mr. Lettau, and his lack of experience in operating either a private or public company, our investors are at risk in losing their entire investment. Mr. Lettau intends to hire personnel in the future, when sufficiently capitalized, who may have the experience required to manage our company, although such management is not anticipated until the occurrence of future financing. Until such management is in place, we are reliant upon Mr. Lettau to make the appropriate management decisions based upon his lack of experience.

11.

The caption to risk factor 6, "We are significantly dependent on Matt Lettau..", we cannot guarantee future results, levels of activity, states that Mr. Lettau has limited experience. The caption to risk factor 7 states that Mr. Lettau has no experience in running either a public or private company. Please reconcile these apparent inconsistencies.

See the revision of the Heading of Risk Factor 6 above in response to this comment.

12.

The last paragraph of the risk factors section is inappropriate and should be deleted. In the head note to the risk factors section, you indicated you are setting forth the material risks management is aware of and you also urged investors to consider the other information in the prospectus.

We have deleted the last paragraph of the risk factor section as recommended.

IAG Comment Letter

Amendment 1

Dated: August 24, 2005

Selling Security Holders, page 11

13.

Refer to the last paragraph of this section, which follows the footnotes. If true, please delete "Unless footnoted above" and "Except as otherwise provided in this prospectus." If not, please advise. We may have further comments.

We have deleted the last paragraph under Selling Security Holders after the footnotes.

Plan of Distribution, page 14

14.

We note that your registration statement covers the selling security holders, or their "partners, pledgees, donees (including charitable organizations), transferees or other successors in interest [.]" Please note that your registration statement must identify all known selling shareholders and provide Item 507 of Regulation S-K information with respect to all selling shareholders. If the "partners, pledgees, donees (including charitable organizations), transferees or other successors in interest" plan to use this registration statement, they must be identified and Item 507 information must be provided. Supplementally, confirm your understanding of this obligation. Please be advised you may add or substitute selling shareholders through the use of Rule 424(b) prospectus supplements under limited conditions. For additional guidance, refer to July 1997 Telephone Interpretations, B.81 and H.3.

Please note we have revised the first paragraph under Plan of Distribution to reflect the requested changes. Additionally, we confirm our obligation that if the partners, pledges, donees (including charitable organizations), transferees or other successors in interest plan to use this registration statement, that they must be identified and Item 507 information must be provided.

Directors, Executive Officers, Promoters and Control Persons, page 16

15.	Please describe the business of The Bob Rohrman Group where Mr. Lettau worked from 1991 to January 2004.

We have revised the resume of Mr. Lettau to include the requested information, as follows:

Matt Lettau. Mr. Lettau has been the President, Secretary/Treasurer, Director since founding IAG in January 2004. From 1991 to January 2004 Mr. Lettau was employed by The Bob Rohrman Group as Manager working on developing service and sales. The Bob Rohrman Group is a privately owned automotive group with 26 automotive dealerships. Mr. Lettau’s duties included Service and Parts director at Fort Wayne Acura, Subaru and General Services Manager at Fort Wayne Nissan, Infiniti, and Kia. In addition Mr Lettau was in charge of the Parts and Service at the Groups Nissan delearship.

IAG Comment Letter

Amendment 1

Dated: August 24, 2005

Description of Business, page 20 "

16.

As currently drafted, this disclosure does not adequately explain your business. Please revise to more clearly discuss your principal products, distribution methods, sources of supplies, names of principal suppliers, and customer base. See Item 101 of Regulation S-B. Currently, most of the disclosure under "General" on page 20, "The IAG Solution" on page 23, and "Our Online Websites" on page 25 does not provide meaningful disclosure about what it is you do and how you do it. As examples, please consider the following:

  What is your "virtual operating model"?

  To whom and how do you outsource your operating infrastructure?

  How much, if any, inventory do you have?

  What, if any, strategic relationships do you currently have, and with whom?

  If you do not own any products on your website, how are you able to offer them for sale?

  How many unique website visitors have you had to date and on a monthly basis?

  Does "link" just mean cross-reference or does it mean you can just click on each of your other websites?

  How many customers have you had to date and on a monthly basis?

  How many of those customers were recurring?

  What is your click-through-to-purchase rate?

  Why do you have three separate websites?

  What advertising have you undertaken?

  Given your limited operations, on what basis do you expect to establish widely recognized e-commerce brands?

  What sort of customer service operations do you have in place?

  How are the "Multi-Category Internet Superstores" and "Low Operating Costs" points advantages, given that they appear to exist with all online retailers?

  What are "product lines that have market potential, that are well suited for e-commerce, and that are in industries that allow you to partner with a distributor"?

  Do you have any distributors, and how will you align them with product categories and have access to their distribution capabilities?

  Although you have three websites in operation, why do you have $0.00 revenues? On what basis do you think you will generate revenues in the future?

The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations. In so doing, please clearly specify what steps you have taken to date, what steps you need to take to advance your business, and what is required to make those advancements. We may have farther comment based upon your revisions.

IAG Comment Letter

Amendment 1

Dated: August 24, 2005

We have significantly revised our Description of Business to address your comment.

Business Development, page 20

17.

Refer to the third paragraph. Do you mean to say that on July 20, 2004, the Department of Corporations for the State of California declined, not declining, to conduct the fairness hearing? Please revise. Also, please briefly explain why the Department declined.

We have revised the paragraph per your suggestion:

On July 20, 2004 the Department of Corporations for the State of California declined to conduct the fairness hearing. Therefore, both IAG and Your Domain terminated the Merger. The decline was pursuant to a policy shift of the Department of Corporations in conducting a fairness hearing wherein one of the parties was a “blank check.”

The Online Retail Opportunity, Page 22

18.

In the second paragraph, please identify the source of the estimates you refer to and supplementally provide them to us in support of your disclosure. Also, furnish support for the statement that media products also represent a fast growing segment of the online retail market.

The information in the referenced paragraph was obtained from researching the internet. Since we were unable to produce the specific research utilized in the statement, we have removed the paragraph.

Plan of Operation, page 28

19.	If your response to comment 1 above is that you are not a blank check company, then please revise here to provide a detailed plan of operation consistent with Item 303(a) of Regulation S-B.

We have expanded our Plan of Operation as requested.

Market for Common Equity and Related Stockholder Matters, page 31

20. Please include the information required by Item 201(a)(2) of Regulation S-B.

We have revised the section entitled Market for Common Equity and Related Stockholder Matters.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page. 32

IAG Comment Letter

Amendment 1

Dated: August 24, 2005

21. Please tell us if you had any change in independent accountants since inception, and if so, provide the disclosures required by Item 304 of Regulation S-B. If you have not had any change during this period, please revise to state this fact.

We have revised the disclosure relating to Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Financial Statements

Independent Auditors' Report, page F-1

22.	Please request your auditors to revise their report to state that the audit was conducted in accordance with PCAOB standards, if true.

The revisions have been made. See F-1.

Financial Statements - General

23. Please revise to disclose your fiscal year end. If your fiscal year end is December 31, then include audited financial statements as of December 31, 2004 in your next amendment. If your fiscal year end is something other than December 31, then revise the document to include an audited balance sheet within 135 days from the date you filed the Form SB-2 and subsequent interim period financial information complying with Rule 310(g) of Regulation S-B. We may have additional comment.

We have revised the financial statements to include audited financial statements as of December 31, 2004 and unaudited financial statements for the period ended June 30, 2005.

Note 1 - Revenue Recognition

24.

Please tell us if you have, or plan to have, merchandise return policies and how this will impact your revenue recognition accounting policy. Also, tell us if you plan to account for your merchandise sales on a gross basis or a net basis and why. In this regard, tell us what consideration you gave to expanding your revenue recognition policies to address these matters.

We have revised the Revenue Recognition paragraph.

Notes to September 30, 2004 Financial Statements

25.	Notes 1 and 2 refer to the consolidated financial statements. Please either delete this reference or tell us why it is appropriate.

We have removed any references to consolidated financial statements, in addition to updating the financial statements.

IAG Comment Letter

Amendment 1

Dated: August 24, 2005

26.	The second paragraph of Note 1 refers a reader to information included in the Company's Form I0-KSB Annual Report. Please advise or revise to correct this reference.

Note 1 has been revised to correct the reference.

Part II

Recent Sales of Unregistered Securities

27.

For each issuance you discuss, please also describe in further detail the facts you relied upon to make the exemptions claimed available. For example, describe the "consulting services" that were provided and identify the consultants. As another example, please identify the persons or class of persons to whom you made these issuances and sales. As a further example, please discuss how you located investors based in Bermuda and the Caribbean islands.

Signatures

28. Please indicate if accurate, that Mr. Lettau is also the principal financial officer.

Form SB-2 requires that the principal financial officer sign the registration statement.

We have revised the signature block to indicate that Mr. Lettau is signing as the principal financial officer.

Legality Opinion, Exhibit 5

29.

The first sentence of the penultimate paragraph conveys that the opinion letter speaks only as of February 3, 2005. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate the cited limitation.

We have revised the opinion letter and left the date open pending the effectiveness of the registration, at which time we will set the date of the opinion.

Consent of Auditor, Exhibit 23.1

30.

Please revise the consent filed in Exhibit 23.1 to delete the reference to the audit report being incorporated by reference. We note that there is only one audit report and it is actually included in the document rather than being incorporated by reference.

The consent filed in Exhibit 23.1 has been modified as per your request.

IAG Comment Letter

Amendment 1

Dated: August 24, 2005

31.        Please revise the consent of auditor to include a reference to being named in the            section "Interest of Named Experts and Counsel" on page 19.

The consent has been modified to reference the section “Interest of Named Experts and Counsel.”

Respectfully Submitted,

/s/ Donald J. Stoecklein

Donald J. Stoecklein